J. JOHNSON & COMPANY, L.L.C.

QUALIFIED INVESTOR QUESTIONNAIRE

In connection with the offer and sale by J. Johnson & Company, L.L.C., a North Carolina limited liability company (the "Company"), of revenue sharing agreements of the Company (collectively, the "RSAs" and each, an "RSA"), the undersigned hereby represents and warrants to the Company and intends that the Company rely upon these representations and warranties as follows:

The following definitions apply to the undersigned, for purposes of determining whether the undersigned is an "accredited investor":

___ The undersigned is not an accredited investor.

___ An institutional investor as defined in Rule 501(a)(1).

___ An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

___ A natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

___ A natural person who had an individual income in excess of $200,000 in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year.

___ A natural person who had joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

___ A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered.

___ An entity in which all of the equity owners are accredited investors.

Please complete the following:

1. My individual net worth, or joint net worth with my spouse, is not less than _____.

2. My individual income, or joint income with my spouse is:

Estimated This Year: _____

3. Investing in private businesses is not for investors with short-term time horizons. Are you comfortable investing in securities that have limited liquidity? _____.

4. Investing in private businesses involves significant risk. When investing on Localstake Marketplace, are you willing to take on significant risk to potentially earn a return on your investment? _____.

5. I believe that I have the knowledge and experience in finance and business to evaluate the merits and risks of investing in the RSAs to be issued by the Company. _____.

6. Please describe the nature and extent of your business, financial and investment experience which you believe gives you the capacity to evaluate the merits and risks of investing in the RSAs to be issued by the Company and the capacity to protect your interests. _____.

7. Do you have a pre-existing personal or business relationship with the Company or any of its officers, managers or controlling persons? _____.

Investor Acknowledgements

In association with my investment, I specifically acknowledge the following:

- The investment account information I have provided is complete and accurate and may be relied upon by the

Company and Localstake Marketplace LLC.

- I and my purchaser representative, if any, have performed due diligence and read the Offering Materials for this Offering and feel comfortable with the risks of this investment.
- I understand the risks of investing in a private business and recognize that I could lose all of my investment. I am in a financial condition to bear the loss of the investment.
- I have reviewed the educational materials provided by Localstake Marketplace pursuant to Section 227.302(b)) in connection with investing in securities offered and sold in reliance on Section 4(a)(6) of the Securities Act.
- I understand and acknowledge that there are limitations on my ability to cancel my investment and obtain a return of my investment funds.
- I understand and acknowledge that it may be difficult for me to resell the RSAs acquired by me in the Offering. The RSAs I am acquiring may not be transferred by any purchaser of such RSAs during the one year period beginning when the RSAs were issued, unless such RSAs are transferred pursuant to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).
- Once the Company has approved my investment, I will complete the necessary steps to transfer my investment funds within 5 business days.

- SIGNATURE PAGE FOLLOWS -

IN WITNESS WHEREOF, the undersigned has executed this Qualified Investor Questionnaire as of the Effective Date below. By signing below, the undersigned agrees to notify the Company immediately of any change in the information provided in this Qualified Investor Questionnaire prior to the acceptance or rejection of the undersigned's subscription for the RSAs.

Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____